Exhibit 99.1

Skeena Releases 2024 Sustainability Report

Entitled “Rebuilding Together”

Vancouver, BC (May 6, 2025) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) today published its 2024 Sustainability Report, offering stakeholders an update on its sustainable development activities and performance. The report highlights Skeena’s environmental, social and ethical business practices, as well as the significant economic benefits that Eskay Creek (“Eskay” or the “Project”) will deliver to Indigenous Nations, the province of British Columbia and Canada.

Randy Reichert, Chief Executive Officer of Skeena, commented: “This report underscores our commitment to responsible mining, strong partnerships, and an inclusive approach that fosters collaboration and shared value. At the heart of these efforts is our meaningful engagement with Indigenous communities—particularly the Tahltan Nation—whose guidance continues to shape Skeena’s approach to advancing the Eskay Creek Project in British Columbia.”

Nalaine Morin, Vice President of Environment & Regulatory Affairs of Skeena, commented: “Over the past year, we’ve continued to prioritize our Indigenous partners at every stage of our work, recognizing their vital role in shaping decisions on Indigenous Lands. As a proud member of the Tahltan Nation, I am honored to bring an Indigenous perspective to Skeena and help guide this project in alignment with our values and vision.”

2024 Sustainability Highlights:

•	Developed and submitted a robust Environmental Assessment Certification application for Eskay Creek to BC and the Tahltan Central Government, incorporating community input and extensive environmental research.
•	Maintained and added safety measures to protect our people and the environment, helping to record a 3.3 Total Recordable Injury Frequency Rate (TRIFR) per 200,000 hours worked with no serious injuries or cases of work-related illness.
•	Employed 766 full-time workers, including 450 contractors and 316 employees; 28% of full-time Skeena employees were Indigenous, with 16% of these in management positions
•	$97 million (after tax) was spent to procure products and services in British Columbia, of which $37.8 million were purchases from Indigenous-owned businesses and entities.
•	Skeena representatives held over 300 meetings with the Tahltan Nation, other Indigenous groups and local community members with respect to the Eskay Creek Project – to gather input, share updates and foster positive, long-term relationships.
•	Invested in our people through new and existing training, mentorship and safety programs, among other initiatives, and refreshed our core values.
•	Refreshed Skeena’s website to reflect our growth, new brand and to make information easier for stakeholders to access, and created a virtual open house that provides details about our actions for Eskay Creek related to engagement, public health, environmental topics such as water, air quality, land and wildlife, and more.

The 2024 Sustainability Report is aligned with the Sustainability Accounting Standards Board (SASB) framework and has been informed by the Global Reporting Initiative (GRI) standards. Skeena’s 2024 Sustainability Report is available on the Company’s website at www.skeenagoldsilver.com

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	1

About Skeena

Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek will be one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

For further information, please contact:

Galina Meleger

Vice President Investor Relations

E: info@skeenagold.com

T: 604-684-8725

W: www.skeenagoldsilver.com

X / Facebook / LinkedIn / Instagram

Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential”, “surpass”, “prioritize”, “shape”, “foster”, and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding ongoing and future engagement with Indigenous communities, Skeena’s expectations and intentions regarding the submission of the Environmental assessment certificate application, the intention to guide the Eskay Creek project in alignment with Indigenous values and vision, and enhanced sustainability disclosures. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2025. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, the AIF dated March 31, 2025, the Company’s short form base shelf prospectus dated March 19, 2025, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	2

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	3